IPALCO Enterprises, Inc.
One Monument Circle
Indianapolis, IN 46204

June 4, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	IPALCO Enterprises, Inc. Registration Statement on Form S-4 File No. 333-279741

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, IPALCO Enterprises, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. (EDT) on Thursday, June 6, 2024, or as soon thereafter as practicable.

Very truly yours,

IPALCO Enterprises, Inc.

By:	/s/ Brian Hylander
Name:	Brian Hylander
Title:	Vice President, General Counsel and Secretary

cc:	Richard D. Truesdell, Jr. Joseph S. Payne Davis Polk & Wardwell LLP